A Full, Narrative
                         Appraisal Report of



A Proposed 48 Unit Assisted Care and A 12 Unit Independent Living Facility
          for a Total of 60 Units and Located on U.S. Highway 80
                  Just Outside the Corporate Limits of
                   Ruston, Lincoln Parish, Louisiana



                               For

                  Senior Retirement Communities, Inc.
                        507 Trenton Street
                       West Monroe, Louisiana



                              As Of
                          August 15,1997


                           Prepared by
                      Robert M. McSherry, MAI
             Louisiana Certified General Appraiser No. 0891
                       3760 Chelsea Drive
                   Baton Rouge, Louisiana 70809

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ROBERT M. MC SHERRY, MAI
                                                           3760 Chelsea Drive
                                                 Baton Rouge, Louisiana 70809

Phone (504)924-8093




August 28, 1997


Senior Retirement Communities, Inc.
507 Trenton Street
West Monroe, Louisiana

RE: A proposed 48 unit Assisted Care and a 12 unit Independent Living Facility for a total of 60 units and located on U.S. Highway 80, just outside the corporate limits of Ruston, Lincoln Parish, Louisiana.

Dear Sir:

In accordance with your request to provide an estimate of the Estimated Market Value of Fee Simple Interest of the Going Concern of the property identified as a proposed 60 unit facility containing 12 Independent Living units and 48 Assisted Care units and located just outside the corporate limits of Ruston, Lincoln Parish, Louisiana, we have personally inspected the subject site and reviewed the submitted plans and specifications for the proposed improvements and conducted a thorough review and analysis of all matters pertinent for the Estimate of Market Value herein contained.

Market Value as defined by the Department of the Treasury, Office of the Comptroller of the Currency, August 24, 1990, is, "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller, each acting prudently, knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

a.     buyer and seller are typically motivated;
b. both parties are well informed or well advised, and each acting in what he considers his own best interest;
c.     a reasonable time is allowed for exposure in the open market;
d. payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

Robert M. McSherry, MAI

Page Two


e. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Fee Simple Interest is defined by the Appraisal Institute as being, "a fee without limitations to any particular class of heirs or restrictions but subject to the limitations of eminent domain, escheat, police power and taxation. An inheritable estate".

Going Concern Value is "the value created by a proven property operation."
It includes the incremental value associated with the business concern, which is distinct from the value of the real estate only. Going concern value includes an intangible enhancement of the value of an operating business enterprise which is produced by the assemblage of the land, building, labor, equipment, and marketing operation. This process creates an economically viable business that is expected to continue. Going concern value refers to the total value of a property, including both real property and intangible personal property attributed to business value. Special purpose properties such as the subject are appropriate for only one use or for a very limited number of uses. The highest and best use of a special purpose property as improved, is probably the continuation of its current use, if that use remains viable. Therefore, in the case of special purpose properties a going concern value is considered appropriate.

In this instance the subject property has an excellent location within a viable market. As long as quality management is maintained, it's Market Value would be the same as it's Going Concern Value.

Included is our appraisal report which contains the various exhibits and data utilized in arriving at the herein contained estimate of Market Value for the subject property.

It is our opinion that the property herein identified as the proposed 60 unit Independent and Assisted Care facility identified as The Arbor of Ruston, L.L.C. and located on U.S. Highway 80 just outside the corporate limits of Ruston, Lincoln Parish, Louisiana, was estimated to have a Market Value, as of August 15, 1997, of:

              FOUR MILLION NINE HUNDRED FIFTY-FIVE THOUSAND DOLLARS
                               ($4,955,000.00)

Robert M. McSherry, MAI

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Page Three

        LAND:                                   $ 450,000.00
        IMPROVEMENTS:                           $3,837,000.00
        FURNITURE, FIXTURES & EQUIPMENT:        $ 118,000.00
        GOODWILL:                               $ 550,000.00

The subject property is proposed at the present time and this appraiser has been provided with only preliminary plans and specifications for the property. The herein contained Estimate of Market Value is conditioned upon receipt of a complete set of working drawings for the improvements and for the completion of the improvements in accordance with the plans and specifications utilizing quality materials and workmanship within a reasonable period of time. A final inspection by this appraiser will be required to ascertain the assumptions utilized in preparing this appraisal report have been fulfilled.

If we may be of further service to you in regard to this property or in any other manner, please do not hesitate to contact us at your earliest convenience.

Respectfully Submitted,

/S/Robert M. McSherry

Robert M. McSherry, MAI
Louisiana Certified General Appraiser No. 0891





Robert M. McSherry, MAI

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EXECUTIVE SUMMARY


Location:               North side of U.S. Highway 80 approximately 1/4 mile
                        east of the corporate limits of Ruston, Lincoln Parish, Louisiana

Interest Appraised:     Fee Simple Interest

Site:                   6 Acres or 261,360 Square Feet

Building Description:   The property will include twelve (12) independent living
                        units located in separate buildings and including six
                        (6) one bedroom/one bath units and six (6) two bedroom/ one bath units containing 816 square feet and 840 square feet respectively. The property will also include forty-eight (48) assisted care units containing 483 square feet each with the common area amenities including a full service kitchen, a dining area, activity area, office and reception area, adequate bathrooms which will be fully equipped to satisfy the needs of the residents of the assisted care facility, storage areas and other required additions to render the subject property functional congregate care facility catering to both those desiring independent living arrangements and those requiring assisted care.

                        Construction characteristics include a reinforced poured concrete foundation, wood framing, with a combination of brick veneer and vinyl siding exterior walls with the roof being of composition shingles. Although the property is proposed at the present time, this appraiser is aware of a similar property which has been constructed by the owners of the subject and our physical inspection of this existing complex has been utilized in conjunction with the submitted plans and specifications.



Robert M. McSherry, MAI

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                         The property is considered to be a most functional
                         facility and the independent living units located away from the assisted care units is considered a most attractive amenity to the property and should be well accepted by the local market.

Highest and Best Use:    Congregate care facility including both independent
                         living and assisted care units

Cost Approach to Value         $4,405,000.00

Market Approach to Value       N/A

Income Approach to Value:
  Stabilized Net Income:       $4,955,000.00
  Discounted Cash Flow Value:  $4,590,000.00

  Final Value Estimate:        $4,955,000.00

Allocated:

      Land                     $  450,000.00
      Improvements             $3,837,000.00
      Furniture, Fixtures
       and Equipment           $  118,000.00
      Goodwill                 $  550,000.00








Robert M. McSherry, MAI

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                           PURPOSE OF THE APPRAISAL

The purpose of this report is to communicate, in a narrative format, the data and reasoning that the appraisers have utilized to form the herein contained estimate of Market Value of the Fee Simple Interest of the Going Concern for the property identified as a proposed 68 unit congregate care facility including 20 independent care units and 48 assisted care units and located on U.S. Highway 80, Ruston, Lincoln Parish, Louisiana.

                          OBJECTIVE OF THE APPRAISAL
The objective of this appraisal report is to provide an estimate of the Market Value of the Fee Simple Interest of the Going Concern of the property for use by The Arbor Group of Ruston, L.L.C. as well as selective lenders in order to obtain long term financing of the subject property and for the internal use of The Arbor Group of Ruston, L.L.C.

The Subject property was personally inspected by this appraiser both before and after the date of this appraisal and the submitted plans and specifications reviewed. As the property is proposed construction, a final inspection of the property will be required by the appraiser to ascertain the assumptions utilized within this appraisal report have been fulfilled and this appraisal is also conditioned upon being completed in accordance with the plans and specifications utilizing quality materials and workmanship throughout. Other additional conditions are contained in an additional section of this report.




Robert M. McSherry, MAI

                         IDENTIFICATION OF THE PROPERTY
The property being inspected and analyzed and for which the Market Value Estimate of the Fee Simple Interest of the Going Concern is applicable is a 6 acre tract of land which will basically T-shaped having 100 feet of frontage along the north side of U.S. Highway 80 and extending back 200 feet with the site then extending both in an easterly and westerly direction with the rear portion of the property to encompass 241,360 square feet or 5.54 acres. The property being appraised is a portion of a larger 23 acre tract of land to be purchased from Frederick Hebert. The property is located in Section 20, Township 18 North, Range 2 West, Lincoln Parish, Louisiana and this appraisal is conditioned upon a complete metes and bounds survey and description provided the appraiser to ascertain the assumptions utilized herein have been fulfilled.








Robert M. McSherry, MAI

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DATE OF THE APPRAISAL
The date of this estimate of Market Value of Fee Simple Interest applies is, as of August 15, 1997.








Robert M. McSherry, MAI

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                     DEFINITION OF SIGNIFICANT TERMS

Market Value, as defined by the Department of the Treasury, Office of the Comptroller of the Currency, August 24, 1990, is, "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller, each acting prudently, knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition, is the consummation of a sale as of a specified data and the passing of title from seller to buyer under conditions whereby:
a.     buyer and seller are typically motivated;
b. both parties are well informed or well advised, and each acting in what he considers his own best interest;
c.     a reasonable time is allowed for exposure in the open market;
d. payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and
e. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Fee Simple Interest is defined by the Appraisal Institute as being, "a fee without limitations to any particular class of heirs or restrictions thetas subject to the limitations of eminent domain, escheat, police power and taxation. An inheritable estate".

Going Concern Value is "the value created by a proven property operation."
It includes the incremental value associated with the business concern, which is distinct from the value of the real estate only. Going concern value includes an


Robert M. McSherry, MAI

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intangible enhancement of the value of an operating business enterprise which is produced by the assemblage of the land, building, labor, equipment, and marketing operation. This process creates an economically viable business that is expected to continue. Going concern value refers to the total value of a property, including both real property and intangible personal property attributed to business value. Special purpose properties such as the subject are appropriate for only one use or for a very limited number of uses. The highest and best use of a special purpose property as improved, is probably the continuation of its current use, if that use remains viable. Therefore, in the case of special purpose properties a going concern value is considered appropriate.








Robert M. McSherry, MAI

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                      ASSUMPTIONS AND LIMITING CONDITIONS


This appraisal report has been made with the following assumptions and limiting conditions:

1. No responsibility is assumed for the legal description or for matters including legal or title consideration. Title to the property is assumed to be good and marketable unless otherwise stated.

2. The property is appraised free and clear of any and all liens or encumbrances unless otherwise stated.

3.     Responsible ownership and competent property management are assumed.

4. The information furnished by others is believed to be reliable. No warranty, however, is given for its accuracy.

5. All engineering is assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.

6. It is assumed that there are no hidden or apparent conditions of the property, subsoil, or structures that render it more or less valuable.
No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

7. It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

8. It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless a nonconformity has been stated, defined, and considered in the appraisal report.

9. It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state or national government or private entity or organization have been, or can be obtained or renewed for any use on which the value estimate contained in this report is based.



Robert M. McSherry, MAI

10. It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

11. The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

12. The appraisers herein, by reason of this appraisal, are not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

13. Possession of this report, or a copy thereof, does not carry with it the right of publication. It may not be used for any purpose by any person other than the party to whom it is addressed without the written consent of the appraisers, and in any event only with proper written qualification and only in its entirety.

14. Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraisers, or the firm with which the appraisers are connected) shall be disseminated to the public through advertising, public relations, new, sales, or other media without the prior written consent and approval of the appraisers.

15. The existence of hazardous materials, which may or may not be present on the subject property, was not observed by the appraisers. The appraisers have the knowledge of the existence of such materials on or in the subject property. However, the appraisers are not qualified to detect such substances and the presence of potential hazardous materials may affect the value of the property. This value estimate contained within this report is predicated on the assumption that no such hazardous materials are present on or in the property. No responsibility is assumed for any such conditions or for any expertise or any knowledge required to discover these items. This should be accomplished by an expert in the field and is a condition of this appraisal report.

16. That the appraiser has personally inspected the subject property and finds no obvious evidence of structural deficiencies, except as stated in this report; however, no responsibility for hidden defects or conformity to specific governmental requirements, such as the Americans with Disabilities
(ADA) or fire, building and safety, earthquake, or occupancy codes, etc., can be assumed without provision of specific professional or governmental inspections.



Robert M. McSherry, MAI

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17.     This property is proposed at the present time and the appraisal is conditioned upon the completion of the subject property in accordance with the submitted plans and specifications utilizing quality materials and workmanship throughout. A final inspection by the appraiser would be required in order to ascertain the assumptions utilized in arriving at the herein contained Estimate of Market Value have been fulfilled.

18. This appraisal is not based on a requested minimum valuation, a specific valuation or the approval of the loan.

19. The Forsythe Group or it's successor will provide water and sewer services to the subject property. An additional condition of this report is the fulfillment of this commitment prior to the completion of the proposed improvements and in compliance with all appropriate governmental and other requirements.

20. The subject property will be a portion of a larger tract and no complete boundary survey or legal description has been provided this appraiser. As a condition of this appraisal report, a complete boundary survey and plat will be required by the appraiser to ascertain the assumptions utilized within this report have been fulfilled.








Robert M. McSherry, MAI

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                           PROPERTY RIGHTS APPRAISED

This assignment concerns the appraisal of the Fee Simple Interest with Fee Simple Interest defined in Real Estate Appraisal Terminology as being, "a fee without limitations to any particular class of heirs or restrictions but subject to the limitations of eminent domain, escheat, police power and taxation. An inheritable estate".

                   STATEMENT OF OWNERSHIP AND RECENT HISTORY

The subject property is currently owned by Frederick Hebert and is under contract for purchase to the Forsythe Group for $170,000.00 for the total 23 acres contained within the property. The property has no sewer or water service at the present time and as a condition of this appraisal report, the Forsythe Group, prior to the transfer of the property to The Arbor Group of Ruston, L.L.C. will provide sewer and water service in compliance with all applicable governmental regulations. The portion of the property to be transferred from the Forsythe Group to The Arbor of Ruston, L.L.C. will encompass approximately 6 acres, more or less with the exact consideration for this transaction undetermined as of the date of this appraisal.

The Frederick Hebert family has owned the subject property for an extended period of time and no transactions have affected the subject property over the last five years.





Robert M. McSherry, MAI

It is pertinent to note that the addition of sewer and water service to the subject will drastically increase it's desirability as well as value and this has been considered by the appraiser in the final analysis.

                              DATE OF THE APPRAISAL

The effective date of this appraisal is August 15, 1997. The subject site was personally inspected by this appraiser both before and after this date and the submitted plans and specifications for the proposed improvements were also reviewed by the appraiser prior to the date of the appraisal.








Robert M. McSherry, MAI

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                                CITY AND AREA DATA

The subject property is located approximately one mile east of the corporate limits of Ruston, Louisiana, an unincorporated area of Lincoln Parish, Louisiana. For all practical purposes, the property is considered to be a portion of the City of Ruston due to it's proximity.

The City of Ruston has grown at a moderate rate since 1980 with the following population figures provided: 1980 - 37,763; 1990 - 41,745; and 1995 - 43,042.
The total population of Lincoln Parish is also continuing to grow at a similar rate as follows: 1980 - 250,974; 1990 - 263,715; and 1995 - 257,460.

The educational requirements of Lincoln Parish are fulfilled by nine elementary schools, three junior high schools, five high schools and two private schools as well as the Ruston Technical Institute, and Louisiana Tech University as well as Grambling State University.

Access to the Ruston area is provided by Interstate 20, U.S. Highway 80 and U.S. Highway 167 as well as State Highways 33, 146, 150, 306, 544 and 818. Interstate 20 is the major east-west interstate highway through the southern portion of the United States and is considered the most positive factor in the Lincoln Parish economy. Railroad service is provided by Mid-South Rail and the Kansas City Southern Railroad with five motor freight carrier services in the area. Although Ruston does not have an airport, the Monroe Regional Airport is located 32 miles east of Ruston and fulfills this requirement.



Robert M. McSherry, MAI

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The financial requirements of the area are fulfilled by six banks and three credit unions with total deposits of $382,854.00 and $12,459,068.00 respectively.

Utilities for the City of Ruston are provided by the City of Ruston with Arkansas-Louisiana Gas Company providing natural gas, AT&T and Bell South providing the phone service.

The major private employers for the area are as follows:

     WalMart, Discount Retailer                   670 Employees

     Ball Incon Glass Packing, Glass Containers   450 Employees

     Willametta Industries, Inc., Plywood         400 Employees

     T.L. James Construction Company, Highways
      Heavy Construction                          350 Employees

Overall, the Ruston and Lincoln Parish area is one of stability having experienced moderate growth over the last 25 years. All of the required amenities for a progressive community are available and the future of the Ruston and Lincoln Parish area is considered as most positive. Included in an additional section of this appraisal report is a separate analysis of the available market for the units to be contained within the subject property which has been utilized in order to determine the feasibility thus the ultimate Market Value of the property being appraised.








Robert M. McSherry, MAI

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                             NEIGHBORHOOD DATA

Neighborhood Data
A Neighborhood may be defined as a homogeneous grouping of individuals, buildings, or business enterprises within a larger community. These groupings are usually devoted to residential use, trade and service activities, or cultural and civic activities. Residential neighborhoods tends to reflect characteristics of their inhabitants, expressing the mutual desires of people with comparable interests, related traditions, and similar social and economic status.

Neighborhood Boundaries
The neighborhood in which the subject property is located is considered to be that area lying within the eastern portion of the City of Ruston. This area is typified by larger, well maintained single family residences along the various interior streets as well as light commercial development along U.S. Highway 80 and State Highway 33. Ruston is typical of the majority of smaller cities located in Northeast Louisiana as it still has a viable downtown area primarily housing older, long established tenants with urban growth occurring to the north of the downtown area, The urban growth includes a number of large developments including a Super WalMart, Super K-Mart, motels, auto dealerships, banking facilities and neighborhood shopping centers and a combination of a prosperous downtown and a growing suburban area provides the necessary amenities for the various residents in the area.

U.S. Highway 80 is the primary access route from the subject site into the downtown area of Ruston and this distance is less than five miles. Although the subject site is located just east of the corporate limits of Ruston, it is

Robert M. McSherry, MAI

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conveniently located with respect to shopping, schools, employment facilities, churches, banking and all required amenities to fulfill the needs of the prospective tenants of the subject property.

Overall, the area in which the property is to be located is considered one of stability with all necessary amenities available and a positive future is foreseen for the area.








Robert M. McSherry, MAI

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                        SCOPE OF THE APPRAISAL

The appraiser has personally inspected the subject site and conducted an in-depth inspection of the neighborhood in which the subject property is located observing it's trends of development and characteristics.

Vacant land sales utilized in conjunction with the Cost Approach to Value and in determining the estimated Market Value of the subject site, as if vacant, and owned in Fee Simple have been inspected by this appraiser and a combination of data provided by the Marshall Valuation Service Cost Manual and other available in-file data has been utilized in the process of estimating the replacement cost new of the subject improvements.

The improved property sales utilized in this appraisal report have also been verified and all are considered reflective of current attitudes towards existing retail/commercial condominium facilities of varying qualities in varying locations.

In the final analysis, the appraiser has utilized and relied upon the experience of judgment based on the opinion of the quality and quantity of the data in arriving at the final value estimate of the Fee Simple Interest in the subject property.








Robert M. McSherry, MAI

Amenities to be contained within the assisted care portion of the building include a full service kitchen, dining room, activities area, whirlpool area, staff laundry, TV rooms, offices and other required amenities.

The total gross living area contained within the one bedroom independent living cottage is 3,264 square feet with the living area contained within the two bedroom independent living cottages being 5,040 square feet. As noted, the total square footage under roof of the assisted living building will be 40,273 square feet and featuring 39,010 square feet of heated area.

Parking will be poured concrete and provide adequate parking spaces at the front of the building for both the tenant and staff requirements.
Landscaping will be extensive and utilized in conjunction with the natural topography of the area and should be most pleasing.

As noted, the subject property is proposed construction and this appraiser has been provided only the most preliminary plans and specifications. A complete set of working drawings will be provided the appraiser as a condition of this appraisal to ascertain the assumptions utilized within this report have been fulfilled. A final inspection by the appraiser will be required.








Robert M. McSherry, MAI

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                            DESCRIPTION OF THE PROPERTY
                                     Site Data

Size, Shape and Topography
The subject site will be a 6 acre parcel having 100 feet of frontage along the north side of U.S. Highway 80 and extending back approximately 200 feet at which point the property extends both in an easterly and westerly direction to result in a T-shaped type parcel containing 6 acres, more or less. The shape, as noted, will be T-shaped and the topography of the site is gently rolling and typical of the topography of the surrounding areas and does not present any development problems.

Utilities
The subject property is located just outside the corporate limits of Ruston, Lincoln Parish, Louisiana and will be provided with sewer and water by the Forsythe Group or it's successors, the owners of the subject property. The providing of these two services is a condition of this appraisal report and must be in compliance with all applicable governmental regulations. Telephone service is provided by Bell South with the natural gas service provided by Arkansas-Louisiana Gas Company.

The independent contract carriers provide refuge pick-up and all services are deemed adequate.

Access
Access to the subject property is provided as a result of frontage along the north side of U.S. Highway 80, a major east-west traffic artery through Lincoln Parish. U.S. Highway 80 is a dual laned, asphalt roadway in the proximity of the subject

Robert M. McSherry, MAI
but widens to a four-lane highway as it enters the corporate limits of Ruston, Louisiana. U.S. Highway 80 provides a direct connection into the downtown area of Ruston and to other municipally maintained streets which provide access to the interstate system.

Overall, access to the subject property is deemed adequate.

Zoning
The subject property is located in the unincorporated area of Lincoln Parish and no zoning ordinances are in effect. No deed restriction or other restrictive covenant was noted by the appraiser but this should be ascertained by competent legal authority and is a condition of this appraisal report.

No in-depth review of the abstract to the subject site has been conducted by this appraiser but no deed restrictions or other restrictive covenants are assumed to exist which affect the operation of the property to its highest and best use, ie a congregate housing development.

Drainage
Drainage in the area is provided by open ditch drainage along both sides of U.S. Highway 80 as well as the natural topography of the area and this type drainage is typical of the area and provides adequate drainage of the site under normal rainfall conditions.

Conversations with representatives in the Lincoln Parish Department of Public Works and Engineering Division indicates the subject property to be located in a HUD designation flood zone "X" as indicated by Flood Map Panel No.

Robert M. McSherry, MAI

220347-004C having an effective date of January 19, 1996. The property is not located in a flood zone.

Tax Data
The subject property is proposed construction at the present time and, accordingly, has no assessment in the Lincoln Parish Tax Assessor's Office. The applicable Millage rate for the property, once completed, will be 86.46 mills per thousand dollars assessed value with the property to be assessed at 10% of it's Estimated Market Value upon completion.

An estimate of actual property taxes has been utilized by the appraiser in the Income Approach to Value but this is subject to change once the property is completed.

Robert M. McSherry, MAI

LOCATION MAP

Robert M. McSherry, MAI

        [PICTURE OF CITY MAP INDICATING THE SUBJECT PROPERTY]

                    DESCRIPTION OF THE IMPROVEMENTS

The proposed facility would be constructed within one main building which will house the 48 assisted care units with this building encompassing 39,010 square feet of heated area and 40,273 square feet under roof. The assisted living units contained within this facility will contain approximately 483 square feet of living area and feature a bedroom, a living room, kitchenette and full bath with shower. The independent living cottages will be contained within separate buildings containing 6 one bedroom/one bath units and 6 two bedroom/one bath units. The one bedroom units contain 1,332 square feet of total area with 816 square feet of heated area, 144 square feet of porches and 72 square feet of storage and 240 square feet of carport. The two bedroom units contain a total of 1,296 square feet of total area, 840 square feet of heated area, 144 square feet of porch, 72 square feet of storage and a carport containing 240 square feet.

Construction characteristics for all buildings include reinforced poured concrete foundation with adequate grade beams and both interior and perimeter footings with the exterior being wood framing utilizing a combination of brick veneer vinyl with the roof being a composition shingle roof over wood decking. Windows will be insulated, horizontal slide aluminum windows with each unit in the assisted care section having it's own central HVAC unit as well as the common areas with zoned units with each of the independent living cottages also having separate HVAC.

Interior construction will include a combination of vinyl and carpet or ceramic tile flooring, painted or vinyl covered sheetrock walls with acoustical ceilings. Lighting will be both standard and fluorescent fixtures.

Robert M. McSherry, MAI

                         HIGHEST AND BEST USE
                             Introduction

The Appraisal Institute defined highest and best use as follows, "that legal use, at the time of the appraisal, which is the most profitable likely use to which a property can be put."

There are several basic factors which must be considered in order to make a proper determination of Highest and Best Use:

1. The use must be legal, that is, legally adaptable regarding zoning and other restrictions;

2.     The use must be probable, not conjectural or speculative;

3.     The property must be physically adaptable to use contemplated;

4.     There must be a demand for such use;

5. The use must be profitable, the highest return to the land over the longest period of time.

Highest and best use of the land (or site) if vacant and available for use may be different from the highest and best use of the improved property. This is true if the improvement is not an appropriate use, but it makes a contribution to the total property value in excess of the value of the site.

The above five tests have been applied to the subject property's vacant site. In arriving at the estimate of highest and best use, the subject site has been carefully analyzed.




Robert M. McSherry, MAI

                   HIGHEST AND BEST USE ASSUMING A VACANT SITE


Permissible Use
An investigation has been conducted in order to determine the zoning classification that encumbers the subject property. The results of this investigation has revealed that the subject site is currently not zoned. The present utilization of the property as a congregate care development will be a legal, conforming use.

Possible Use
Inspection of the subject property's neighborhood has been made to determine any physical limitations that might be present. The result of this inspection has revealed the neighborhood is developed with mix of property types. The lack of zoning applicable to the subject site allows for a variety of uses which enables the site to be utilized for the proposed utilization as a congregate care development.


Robert M. McSherry, MAI

                          THE APPRAISAL PROCESS

The real estate appraisal profession typically utilizes three basic approaches in the process of estimating the value of a parcel of real property. These approaches include the Cost Approach, the Income Approach and the Market Data Approach. The Cost Approach utilizes an estimate of reproduction or replacement costs new of the building and other on-site improvements to be contained within the subject property less accrued depreciation from all sources including physical curable and incurable deterioration, functional obsolescence and economic obsolescence to arrive at an estimate of depreciated reproduction or replacement costs for the improvements. The estimated value of the site, as if vacant, and determined by the comparison of the subject site with other similar parcels in either the immediate proximity of the subject or in other comparable areas is added to the depreciated reproduction or replacement cost estimate of the improvements to provide an indication of value of the property being appraised from the Cost Approach.

The Cost Approach is generally accorded the greatest credence in instances where the property being appraised is either a proposed property or a new property having little or no accrued depreciation or instances where the property being appraised represents a special purpose type property. In these instances, the Cost Approach is an accurate indication of value for the property and is accorded considerable credence in the reconciliation process.

The Income Approach to Value utilizes an estimate of gross annual income to be generated by the property being appraised as determined to be representative of economic rentals for this type property within the area less an allowance

Robert M. McSherry.  MAI
considered typical for vacancy and collection losses to arrive at an estimate of effective gross annual income which is to be generated by the property. Expenses typically associated with the operation of this type property in accordance with prevailing lease terms and conditions in the area as well as data provided by analysis of the operating history of other similar type properties are projected and deducted from the effective gross annual income to arrive at an estimate of net operating income before recapture attributable to the subject. This net operating income is then capitalized by the most appropriate method available with respect to the subject property in particular and the appraisal problem in general into an indication of value for the property being appraised from the Income Approach. Another method of utilizing the Income Approach is the Gross Income Multiplier technique. This technique identifies the relationship between the sales price (value) of a property and its gross annual income earning potential. The Gross Income Multiplier is derived by dividing the sales price of a property by its gross potential income and, thus, is an excellent indicator of buyer, seller and investor attitudes toward the property being analyzed. An effective gross income multiplier is also excellent as it utilizes the actual gross income after vacancy to derive the multiplier. use depends upon available data.

The Market Data or Direct Sales Comparison Approach utilize sales of comparable improved properties in either the immediate proximity of the subject or in other comparable areas to derive a unit of comparison. Each of the various comparable sales are carefully reviewed and analyzed by the appraiser, adjusted for any dissimilarities between the subject property and the comparable sale in such areas as date of sale, location, design, condition, and other physical characteristics to result in an adjusted unit of comparison to be utilized in the

Robert M. McSherry, MAI

Market Data or Direct Sales Comparison Approach, to provide an indication of value for the property being appraised.

The reconciliation is the method whereby all data provided by the various approaches utilized in the appraisal report are carefully analyzed and accorded weight in varying degrees. The approach which is considered to be the most representative of current buyer, seller and investor attitudes towards the subject property is accorded the greatest credence in the final analysis but all the approaches are interrelated and all data gathered and utilized in the various approaches must be carefully analyzed in the reconciliation process and to ignore any available data would be improper.

Robert M. McSherry, MAI

                          COST APPROACH TO VALUE

The Cost Approach to Value, like the Sales Comparison and Income Approaches, is based on comparison. in the Cost Approach, the cost to construct a building and the value of any existing building are compared. The Cost Approach to Value reflects market thinking in the recognition that market participants relate value to cost. Buyers tend to judge the value of an existing structure by comparing it to the value of a newly constructed building with optimal functional utility. Moreover, buyers adjust the prices they are willing to buy by estimating the cost to bring an existing structure to desired levels of functional utility.

Thus, by applying the Cost Approach, an appraiser attempts to estimate the difference in worth to a buyer between the property being appraised and a newly constructed building with optimal utility. An appraiser makes a sound value estimate by estimating the cost to construct a reproduction of or a replacement of the existing structure and then deducts all evidence of accrued depreciation in the property being appraised from the cost of the reproduction or replacement structure and the resulting figure, plus the value of the land, plus any entrepreneurial profit provides a value indication through the application of the Cost Approach.

The decision to utilize reproduction or replacement costs is most pertinent and the selection plays and important part in contributing to the validity of the Cost Approach. Replacement cost is defined in Real Estate Appraisal Terminology as being, "the cost of construction at current prices of a building having utility equivalent to the building being appraised but built with modern materials and

Robert M. McSherry, MAI
according to the current standards, design and layout. The use of the replacement cost concept presumably eliminates all functional obsolescence and the only depreciation to be measured is physical deterioration and economic obsolescence." The appraisers will utilize the replacement cost method supported by Marshall Valuation Service in conjunction with the construction cost estimate provided by knowledgeable contractors/engineers or architects.

                               DEPRECIATION

All types of accrued depreciation affecting the subject improvements were considered. Accrued depreciation is defined as, "the difference between reproduction cost new as of the date of the appraisal and the present contributory value of the improvements." Accrued depreciation is divided into three basic categories: physical deterioration (which includes curable and incurable), functional obsolescence (including curable and incurable), and economic obsolescence (which is always incurable). The following is a discussion of each type of depreciation and the observed depreciation applicable to the subject property.

Physical Deterioration, Curable
This type of depreciation is defined as, "the loss in value from cost new which can be recovered or offset through correction, repair, or replacement of the defective items causing the loss, providing the resultant value approximates the cost of the work." The property is proposed thus no deferred maintenance is present.



Robert M. McSherry, MAI

Physical Deterioration, Incurable
This type of depreciation is defined as, "the loss from cost new which is impossible to offset or which would involve an expenditure substantially in excess of the value increase resulting therefrom." The property is proposed and has an effective are of 0 years and a total economic life of 30 years.

Functional Obsolescence
Functional obsolescence is defined as, "the loss from cost new as of the date of the appraisal which is caused by a superadequacy, inadequacy, unattractive style, poor or inefficient layout or design." Items causing functional obsolescence can be either curable or incurable; it is curable only when it is profitable to cure the item. Incurable, functional obsolescence involves items of initiate which would not be economical to correct because the value would not increase so much as the cost of correction. Based on my inspection of the subject improvements, it is my opinion that they are totally adequate and comparable to similar properties in the same general price range, therefore, no loss of value from functional obsolescence exists.

Economic Obsolescence
This type of depreciation is defined as, "the loss from cost new as of the date of the appraisal due to causes external to the property boundaries." To measure this type of obsolescence the appraiser capitalizes the rent lost due to the external factor for the prorata share applicable to the building. As indicated in the site date, there are no undesirable external influences and, thus, there is no loss to the subject improvements due to economic obsolescence.



Robert M. McSherry, MAI

Entrepreneurial Profit
For the Cost Approach to provide a sound indication of value, a market derived entrepreneurial profit must be added to the direct and indirect costs. The profit figure is typically expressed as a percentage of total direct and indirect costs. Entrepreneurial profit is a necessary element in the motivation to construct the improvements. However, part or all of the profit may be lost as functional or external obsolescence if the market indicates that the improvements have a Market Value less than the current reproduction or replacement cost less physical deterioration.
The results of the investigation and analysis of this market data will appear as follows:


Robert M. McSherry, MAI

                         VACANT LAND SALE l


Location:                        Farmerville Street at Ruston Airport,
                                 Ruston, Louisiana

Date of Sale:                    December 13, 1994

Recordation:                     CB 903, Page 155, Lincoln Parish,
                                 Louisiana

Grantor:                         City of Ruston

Grantee:                         Ruston Housing Partnership

Brief Legal Description:         Parcel located in the Southwest 1/4 of
                                 the Southwest 1/4 of the Northeast 1/4
                                 of Section 25, Tl8N-R3W, Lincoln
                                 Parish, Louisiana.

Size:                            6.3 Acres

Consideration:                   $135,000.00 - Before Adjustments

Indicated Price/Acre:            $21,51O/Acre

Comments:                        This site was sold by the City of Ruston
                                 for below Market Value to encourage
                                 development. Additionally, an
                                 expenditure of approximately
                                 $200,000.00 was required to demolish
                                 older, existing hangers prior to
                                 development.

Adjusted Price/Acre:             $53,253/Acre

Robert M. McSherry, MAI

                          VACANT LAND SALE 2


Location:                        North frontage road of 1-20 at
                                 Farmerville interchange, Ruston,
                                 Louisiana

Date of Sale:                    June 30, 1995

Recordation:                     CB 9226, Page 200, Lincoln Parish,
                                 Louisiana

Grantor:                         Rodney Diggers

Grantee:                         Karim Dhanani, et al

Brief Legal Description:         Parcel located in the Southwest 1/4 of
                                 the Southeast 1/4 of Section 18,
                                 T18N-R2W, Lincoln Parish, Louisiana.

Size:                            1.3 Acres, more or less

Consideration:                   $70,000.00

Indicated Price/Acre:            $53,846/Acre

Comments:



Robert M. McSherry, MAI

                             VACANT LAND SALES MAP

Robert M. McSherry, MAI

                             ANALYSIS AND COMMENTS
The elements of comparison to be considered are financing terms, conditions of sale, marketing conditions (time), location, physical characteristics, and zoning.

Financing Terms: The financing arrangements for each of the comparable sales have been considered and all sales were cash or terms equivalent to cash.

Conditions of Sale: Marketing conditions of the sales have been considered with all sales considered arms-length transactions requiring no adjustment.

Marketing Conditions (Time): Changed marketing conditions often result from various causes such as inflation, deflation, changing demand, and changing supply or changed economies. Paired sales analysis can often be used to extract this adjustment for market comparable sales. The appraiser has attempted this technique but differing physical and locational characteristics between the comparable sales contained within this report has made this type analysis most difficult. However, this appraiser is aware of the appreciation due to the improved economy with respect to well located properties, accordingly, an adjustment for changing market is considered necessary.

Location: A property's location is analyzed in terms of it's relative time/distance relationship between the sale and all likely destinations and origins. Usually, the majority of properties within a neighborhood have a similar locational characteristic. All sales utilized in this analysis are considered to be within the same influence and exposed to the same economic and marketing conditions.



Robert M. McSherry, MAI

Physical Characteristics: Many physical characteristics can exist between comparable properties and the subject. For vacant land, characteristics such as size, shape, topography, access, frontage and visibility are usually considered. The comparable sales required adjustment in an upward fashion.

Final Analysis
Based on the data contained within this appraisal report, other in-file data, and this appraiser's review and analysis of said data, it is the opinion of this appraiser that the subject property is estimated to have a Market Value of $75,000.00 per acre.

Therefore, the estimated Market Value of the subject property, as if vacant, is thus:

                 6 Acres @ $75,000.00/Acre   = $450,000.00

INDICATED VALUE OF SITE,
AS IF VACANT                                    $450,000.00

Robert M. McSherry, MAI

                        DISCUSSION OF COST APPROACH

In the construction of any project, the total cost of development can be divided into basic categories: direct or hard cost, and indirect or soft costs. As defined in Real Estate Appraisal Terminology, the definition of Direct Costs is, "the cost of direct labor and materials devoted specifically to a unit of work. In construction, these costs are directly related to site acquisition and construction of the improvements..." Defined in this same text, Indirect Cost is, "that cost in the development of a property which would not be included in a general contract for construction or for land acquisition..."

Direct costs include the cost of items such as land acquisition, construction of the buildings, equipment and fixtures, the builder's profit and overhead, any temporary buildings for on-the-job usage, power line installation, and the electrical power used in the construction. As indicated in the Cost Approach Schedule which follows, direct or hard costs have been broken down into categories of building area, elevators and other primary building costs.

Indirect, or soft costs, generally include fees, financing costs, and overhead. As the Cost Approach Schedule indicates, the indirect costs fall into 8 categories. The permits and fees sections include the estimated costs of a building permit, an appraisal, a survey and accounting and inspection charges. Architectural engineering estimates have been based on typical market charges. The legal expenses includes work done on both interim and permanent loan packages. The insurance costs indicated are limited to construction-period coverage including the builder's risk.


Robert M. McSherry, MAI

The closing cost estimate includes costs of closing both the interim and permanent loans. The interest expense is based on typical current market conditions and covers the period of time required to complete the construction of the project. The loan commitment fees are also based on current typical market conditions.

The appraiser's have relied upon the Marshall Valuation Service, a publication of Marshall & Swift, 1617 Beverly Boulevard, Post Office Box 26307, Los Angeles, California, in estimating the replacement costs new of the subject property improvements.

The Cost Approach to Value, as it applies to the property being appraised, is as follows:

Robert M. McSherry, MAI

                         COST APPROACH TO VALUE

Direct Costs:
 Independent Living Cottages
  One Bedroom Units
      4,896 sq. ft. @ $65.00/sq. ft.                 $  318,240.00
  Two Bedroom Units
     5,040 sq. ft. @ $65.00/sq. ft.                  $  327,600.00
  Assisted Living Units
        39,010 sq. ft. @ $47.00/sq. ft.              $1,833,470.00
                                                     --------------
Total Direct Costs: Improvements (New)               $2,479,310.00

Indirect Costs:
 Plans, Specifications, Inspection      $195,000.00
 Contractor's Overhead/Profit       Included in Direct Costs
 Interim Interest                       $196,500.00
 Legal, Audit, Appraisal                $ 55,890.00
 Financing Fees - Construction          $225,000.00
 Misc. Expenses                         $ 40,000.00
 Financing Fees - Long Term             $425,000.00

Total Indirect Costs                                 $1,137,390.00

Total Replacement Costs New: Improvements            $3,616,700.00

Less:  Accrued Depreciation
 Physical Curable                           -0-
 Physical Incurable                         -0-
 Functional Obsolescence                    -0-
 Economic Obsolescence                      -0-

Total Accrued Depreciation                                -0-

Depreciated Replacement Costs                        $3,616,700.00

Add: Land Value                                      $  450,000.00

Add: Entrepreneurial Profits (5%)                    $  160,000.00

Add: Furniture, Fixtures and Equipment               $  118,000.00

Add: Parking, Walks, Landscaping, Porches            $   60,000.00



Robert M. McSherry, MAI

Total All Costs and Value Components                 $4,404,700.00

INDICATED VALUE OF SUBJECT FROM
 COST APPROACH (R/T)                                 $4,405,000.00

Robert M. McSherry, MAI

                      MARKET DATA APPROACH TO VALUE
Market data is discussed in all the approaches to value. Data analysis is needed in the Cost Approach to develop a land value indication and to support costs and depreciation indicators, in the Income Approach to establish rent levels, vacancy indications, expenses, and capitalization rates; and in the Direct Sales Comparison Approach to establish comparability.

This appraiser has conducted a thorough and in-depth review in order to identify sales of similar improved properties through out the state, Unfortunately, no improved property sales which are considered true arms length transactions and comparable to the subject have been found and, accordingly, the Market Data Approach has not been completed for this particular property.

Robert M. McSherry, MAI

                          INCOME APPROACH TO VALUE

Introduction

The Income Approach reflects the subject's income-producing capabilities and requires an analysis of the project's probable market rent. In the comparative analysis, we have considered factors that would probably influence market acceptance of properties in the area. The factors include proximity to major traffic arteries; location; design; amenities; and the quality of management.

To develop a supportable estimate of value using the Income Capitalization Approach, realistic projections of income and expenses must be made. congregate care facilities are unique forms of real estate with many unusual characteristics, such as an intensive use of labor, costs of goods sold, expenses categories, and product identity. Therefore, special care in data gathering and analysis are required to create an estimate of the future income for the subject. The appraiser will utilize data provided by the publication, Trends in the Health Care Industry for supporting data.

The subject property is proposed at the present time and, therefore, has no historical income and expense data associated with the property.

The subject will contain 6 one bedroom/one bath units and 6 two bedroom/one bath independent living units within two buildings and 48 assisted care units within a single building which contains all common area amenities.

Robert M. McSherry, MAI

Services provided the assisted living units will include all utilities, maid service once a week, three meals per day, minimum transportation, activities with additional laundry and maid service available for an additional expense.

This appraiser has had the opportunity to appraise several assisted care facilities in both Louisiana and Mississippi over the last several years and have relied on data provided by these facilities, various industry publications and data provided by various health care consulting groups and experts in arriving at the estimated monthly rental rates and expenses including fixed expenses, operating expenses, staffing, dietary, reserves and other appropriate expenses.

This appraiser has conducted rental surveys of an adequate number of competing assisted care, private pay facilities to accurately arrive at both an economic monthly rate as well as stabilized occupancy for the subject. It is pertinent to note that although one hundred percent occupancy may result for limited periods of time, the loss of tenants throughout the year due to various reasons will result in a weighted occupancy level below this one hundred percent occupancy level which is considered typical of the industry.

The actual income and expense data of various facilities is closely held information and these individuals have requested confidentiality with respect to this actual data. Accordingly, this data has been retained in our various files.

The results of our survey and analysis indicates an economic rental rate for the assisted care units, based on the herein listed services being provided, of $1,475.00 per month with a three year period required for stabilized occupancy


Robert M. McSherry, MAI
to be obtained. $1,000.00 per month for the one bedroom and $1,300 for the two bedroom independent living units.

Inflation will impact both income and expense projections, only a slight increase in rentals has been projected for year three.

The Income Approach to Value as it applies to the property being appraised based on economic rent is as follows:

Robert M. McSherry, MAI

                      INCOME APPROACH TO VALUE

                             Year One


Gross Annual Potential Income
 6 - 1 BR/1BA Independent Living Cottages
   @ $1,000.00/Month                                          $    72,000.00
 6 - 2BR/1BA Independent Living Cottages
  @ $1,300.00/Month                                           $    93,600.00
 48 - Assisted Living Units
  @ $1,475.00/Month                                           $   849,600.00

Total Gross Annual Potential Income                           $ 1,015,200.00

Less:Vacancy and Collection Losses
 Independent Living Cottages (25%)                            $    41,400.00
 Assisted Living Units (50%)                                  $   424,800.00

Total Vacancy and Collection Loss                             $   466,200.00

Effective Gross Annual Potential Income                       $   549,000.00

Expenses:
     Administrative                                           $   115,000.00
     Plant Operations                                         $   123,000.00
     Dietary                                                  $    72,300.00
     Housekeeping                                             $    19,800.00
     Aides                                                    $    39,700.00
     Activities                                               $    24,700.00
     Reserves for Replacement                                 $     9,900.00

Total Expenses                                                $   405,200.00

Net Operating Income                                          $   143,800.00

Robert M. McSherry, MAI

                              INCOME APPROACH TO VALUE

                                    Year Two


Gross Annual Potential Income
 6 - 1 BR/1BA Independent Living Cottages
  @ $1,000.00/Month                                           $    72,000.00
 6 - 2BR/1BA Independent Living Cottages
  @ $1,300.00/Month                                           $    93,600.00
 48 - Assisted Living Units
  @ $1,475.00/Month                                           $   849,600.00

Total Gross Annual Potential Income                           $ 1,015,200.00

Less:Vacancy and Collection Losses
 Independent Living Cottages (10%)                            $    16,560.00
 Assisted Living Units (30%)                                  $   254,880.00

Total Vacancy and Collection Loss                             $   271,440.00

Effective Gross Annual Potential Income                       $   743,760.00

Expenses:
     Administrative                                           $   120,400.00
     Plant Operations                                         $   135,800.00
     Dietary                                                  $    94,000.00
     Housekeeping                                             $    20,800.00
     Aides                                                    $    41,700.00
     Activities                                               $    25,900.00
     Reserves for Replacement                                 $     9,900.00

Total Expenses                                                $   448,500.00

Net Operating Income                                          $   295,260.00


Robert M. McSherry, MAI

                              INCOME APPROACH TO VALUE

                                   Year Three


Gross Annual Potential Income
 6 - 1 BR/1BA Independent Living Cottages
  @ $1,080.00/Month                                           $    77,760.00
 6 - 2BR/1BA Independent Living Cottages
  @ $1,400.00/Month                                           $   100,800.00
 48 - Assisted Living Units
  @ $1,595.00/Month                                           $   918,720.00

Total Gross Annual Potential Income                           $ 1,097,280.00

Less:Vacancy and Collection Losses
 Independent Living Cottages (5%)                             $     8,928.00
 Assisted Living Units (10%)                                  $    91,872.00

Total Vacancy and Collection Loss                             $   109,800.00

Effective Gross Annual Potential Income                       $   996,480.00

Expenses:
     Administrative                                           $   126,400.00
     Plant Operations                                         $   149,400.00
     Dietary                                                  $   122,200.00
     Housekeeping                                             $    21,900.00
     Aides                                                    $    43,800.00
     Activities                                               $    27,300.00
     Reserves for Replacement                                 $     9,900.00

Total Expenses                                                $   500,900.00

Net Operating Income                                          $   495,580.00



Robert M. McSherry, MAI

                     JUSTIFICATION OF CAPITALIZATION RATE
Direct Capitalization is a method used to convert a single year's income estimate into a value indication in the Income Capitalization Approach. The direct capitalization formula using an overall property capitalization rate is:
         Value / Net Operating Income = Overall Capitalization Rate
In this appraisal, the appraisers will employ two different methods to obtain an overall capitalization rate:
     1 )Band of Investment - mortgage and equity components
     2)Underwriter's Method (derivation from debt coverage ratio)

Band of Investment
The appraisers contacted local lenders regarding rates and terms of alternate investments as well as current market rates applicable for this market.

Annual Constant - In developing the mortgage components for the Band of Investment Method, the appraisers reviewed the National Mortgage Commitment Survey conducted by the Appraisal Institute Research Department which surveyed sample lenders in various geographical regions throughout the United States. The data quoted is based on national averages and do not reflect conditions inherent in all markets. Therefore, the appraisers contacted local lenders regarding rates and terms applicable for this market area. Lenders in the local market are quoting rates at prime plus 1%, terms of 20 years. 75% and a loan-to-value ratio. The local market closely approximates the national averages for the subject property type.

Robert M. McSherry, MAI

The appraisers reviewed available data concerning current national and local quoted mortgage rates and talked to various lenders in the Louisiana area which confirm that market rates and terms for loans of the quality of the subject property are available at 9% interest rate with monthly payments amortized for a 20 year term, a 75% loan-to-value ratio. Therefore, the mortgage constant is derived to be .1079671.

Equity Dividend - Current rates of return available from alternative investment vehicles are reviewed. These alternative investments are more liquid than an investment in real estate; therefore any potential investor would expect a higher rate of return. Based on this, we have been able to conclude that a 9% equity dividend rate is required to attract investment capital to the subject property's type which is considered to be slightly more risky than other types of real estate investments.

Derivation of Capitalization Rate - The band of investment (or weighted average) formula for deriving an overall rate when the mortgage constant and equity dividend rates is known as:
                   Mortgage Percent x Mortgage Constant
                                  Plus
                   Equity Percent x Equity Dividend Rate
                                 Equals
                        Overall Capitalization Rate


                          .75 x .1079671 = .0809

                             .25 x.09 =.0225

                             Total = . 10340

                             Rounded to. 103

Robert M. McSherry, MAI

Underwriter's Method
In making loan decisions, institutional lenders use a debt coverage ratio
(DCR), which is the ratio of net operating income to annual debt service. This measure of constraint is frequently used by institutional lenders, who are general fiduciaries. They manage and lend the money of others, including depositors and policy holders. Because of the fiduciary responsibility, institutional lenders are particularly sensitive to the safety and profit and are anxious to avoid default and possible foreclosure. Consequently, when they underwrite income property loans, institutional lenders try to provide a cushion so that the borrower will be able to meet the debt service obligations on the loan even if the building income declines.

The debt coverage ratio may also be used to estimate the overall capitalization rate by multiplying the ratio by the mortgage loan constant
(RM) and the loan-to-value ratio (M). The debt coverage ratio, mortgage loan constant, and loan-to-value ratio have already been determined to be 1.20,
 .1079671 and .75, respectfully. The formula for derivation of an overall capitalization rate from debt coverage ratio is as follows:

                      RO = DCR x RM x M
                      RO = 1.20 X .1079671 X .75
                      RO = .0971
                      R/T = .097

Conclusion
Based on the available information we have concluded that a 10% is the most appropriate capitalization rate which is derived from the actual band of

Robert M. McSherry, MAI
investments method and supported by the Underwriter's Method and available market data. Thus:
                      NET OPERATING INCOME
                   ----------------------------     = VALUE
                   OVERALL CAPITALIZATION RATE

                          $495,580.00
                   --------------------------       = $4,955,800.00
                              .10

INDICATED VALUE OF SUBJECT FROM
 INCOME APPROACH                                      $4,955,000.00

Robert M. McSherry, MAI

                      DISCOUNTED CASH FLOW ANALYSIS

The subject property will require a period in excess of one year to achieve stabilized net income. In order to provide an estimate of the present value of the improvements upon completion but prior to achieving stabilized net operating income, the discounting process is utilized.

The income stream generated by the subject until stabilized income is reached is discounted into an estimate of present value and the reversionary value of the improvements as estimated upon achieving a stabilized net income is also discounted to present worth. The market indicates a discount rate of 9% to be appropriate to be utilized in discounting the income and reversion and this is based on current rates of return on alternate investments and the risk associated with the subject.

Robert M. McSherry, MAI

Present Worth ofIncome Stream
     Year One:                   $143,800.00 x .917431 =    $  131,926.00
     Year Two:                   $295,260.00 x .841680 =    $  248,514.00
     Year Three:                 $495,580.00 x .772183 =    $  382,678.00

Total Present Value of Income Stream                        $  763,118.00

Present Worth/Reversion
                               $4,955,000.00 x .772183      $3,826,166.00

Summation:
Present Worth of Income Stream                              $  763,118.00
Present Worth/Reversion                                     $3,826,166.00
Total                                                       $4,589,284.00

INDICATED VALUE OF SUBJECT FROM
INCOME APPROACH/DISCOUNTED
CASH FLOW                                                   $4,590,000.00

Robert M. McSherry.  MAI

                       RECONCILIATION AND FINAL VALUE

The two approaches to value have indicated the following value estimates of the property being appraised:

                    COST APPROACH TO VALUE                  $3,561,000.00

                    MARKET APPROACH TO VALUE                    N/A

                    INCOME APPROACH TO VALUE
                     OVERALL CAPITALIZATION RATE            $4,955,000.00

                     DISCOUNTED CASH FLOW
                      ANALYSIS                              $4,590,000.00

The subject property is proposed construction and only preliminary plans and specifications have been provided this appraiser in order to complete the Cost Approach to Value. Costs are extremely difficult to estimate and no two competent contractors will ever agree on the actual cost to construct a property. However, this appraiser has utilized reliable sources including the Marshall Valuation Service Cost Manual as well as actual construction costs affecting a similar type property in order to complete the Cost Approach to Value and this approach is considered reflective of the cost new of the subject property.

The subject property is considered an income producing and has been valued based on it being a Going Concern. The property is under competent ownership and will have excellent management in place and the utilization of the Going Concern concept is considered appropriate with respect to this particular appraisal problem. Accordingly, the Indicated Value of the Property based on stabilized net income being generated at the end of the third year is considered

Robert M. McSherry, MAI
the best available indicator of it's current Market Value and has been accorded the greatest credence in the final analysis.

Based on the data contained within this report, other in-file data, and this appraiser's review and analysis of said data, it is our opinion that the proposed property identified as The Arbor Group of Ruston, L.L.C. and located on U.S. Highway 80 just outside the corporate limits of Ruston, Lincoln Parish, Louisiana was estimated to have a Market Value, as of August 15, 1997, but subject to completion according to plans and specifications utilizing quality materials and workmanship throughout and also subject to the other conditions contained within this report, of:

            FOUR MILLION NINE HUNDRED FIFTY-FIVE THOUSAND DOLLARS
                             ($4,955,000.00)
             Allocated:
                     Land                                 $  450,000.00
                     Improvements:                        $3,837,000.00
                     Furniture, Fixtures and Equipment    $  118,000.00
                     Goodwill                             $  550,000.00

Robert M. McSherry, MAI

                             ADDENDA

Robert M. McSherry, MAI

                     APPRAISER'S CERTIFICATION


I certify that, to the best of my knowledge and belief,...

(1)  The statements of fact contained in this report are true and correct.

(2) The reported analyses, opinions, and conclusions are limited only by the report assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinion and conclusions.

(3) I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

(4) My compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

(5) My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

(6) I have made a personal inspection of the property that is the subject of this report.

(7) No one provided significant professional assistance to the person signing this report.

(8) The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Practice of the American Institute of Real Estate Appraisers.

(9) The use of this report is subject to the requirements of the American Institute of Real Estate Appraisers relating to review by its duly authorized representatives.

(10) I am not currently certified under the voluntary continuing education program of the American Institute of Real Estate Appraisers.

Robert M. McSherry, MAI

(11) I certify that the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

                                          /S/ Robert M. McSherry
Estimated Market Value:                   -------------------------
$4,955,000.00                             Robert M. McSherry, MAI
                                          Certified General Appraiser No. 0891
                Allocated:

                    Land                      $  450,000.00
                    Improvements              $3,837,000.00
                    Furniture, Fixtures and
                     Equipment                $  118,000.00
                    Goodwill                  $  550,000.00

                As Of: August 15, 1997

Robert M. McSherry, MAI

                 QUALIFICATIONS OF ROBERT M. MC SHERRY, MAI

EDUCATIONAL BACKGROUND AND TRAINING

Graduate of Louisiana State University, Baton Rouge, Louisiana, Bachelor of Science Degree in Business Administration with a Major in Finance.

     Real Estate Appraisal Course 1-A, Basic Fundamentals, Methods and Techniques, 1974, AIREA

     Real Estate Appraisal Course 1-B, Capitalization. 1975, AIREA

     Real Estate Appraisal Course VIII, Single-Family Residential Appraisal, 1974, AIREA

     Real Estate Appraisal Course II, Techniques and Application, 1976 and 1980, AIREA

     Real Estate Appraisal Course III, Rural Properties, 1979

     Real Estate Appraisal "Industrial Valuation" Course, 1984

     Seminar: R-41 C - New Orleans, Louisiana, AIREA, 1978

     "Standards of Professional Practice" Course, AIREA, 1987

     "Capitalization Theory and Techniques, Part A" Course, AIREA, 1987

     "Standards of Professional Practice" Course, Appraisal Institute, 1992

PROFESSIONAL EXPERIENCE

     Real Estate Broker, State of Louisiana (1971)

     Monroe Redevelopment Agency, Monroe, Louisiana (1971)

     Ford, Bacon & Drive Construction and Engineering Company, Monroe, Louisiana (1972)

     Mississippi power and Light Company, Jackson, Mississippi (1973-1976)

     Cameron-Brown South, Inc., Mortgage Bankers, Baton Rouge, Louisiana (1976-1977)

     Real Estate Appraiser, Monroe, Louisiana (1978-1985)

Robert M. McSherry, MAI

     Real Estate Appraiser, Baton Rouge, Louisiana and Jackson, Mississippi (1985-Present)

PROFESSIONAL-MEMBERSHIPS:

     Residential Member, American Institute of Real Estate Appraisers, Certification Number 1040

     Licensed Real Estate Broker, State of Louisiana

     Fee Inspector for the Louisiana Homeowners Warranty Corporation

     FNMA Approved Level III Appraiser, Number 1027135

     Member, American Institute of Real Estate Appraisers - MAI
     Designation (1981), Number 6291

     Certified Licensed General Appraiser, State of Louisiana, Number 0891

Robert M. McSherry, MAI

PHOTOGRAPHS

Robert M. McSherry, MAI

             [PICTURE OF SUBJECT PROPERTY]


             [PICTURE OF SUBJECT PROPERTY]

             [PICTURE OF SUBJECT PROPERTY]


             [PICTURE OF SUBJECT PROPERTY]

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             [PICTURE OF SUBJECT PROPERTY]


             [PICTURE OF SUBJECT PROPERTY]

             [FLOOR PLAN OF PROPOSED BUILDING]

             [SITE PLAN OF PROSPOSED LOCATION]